

November 21, 2023

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 8 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 30, 2023**
> **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2023 letter.

Amendment No. 8 to Draft Registration Statement on Form F-1

Prospectus Summary, page 6

1. We note your response to prior comment 2. With respect to your disclosure that you have obtained all approvals required for your operations in China, please expand your disclosure to provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

General

2.   We note your response to prior comment 4; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendments that were filed on January 10, 2023 and April 5, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As a nonexclusive example, on page 12, you no longer address the changes to China's economic, political or social conditions or government policies. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

3.   We note your response to prior comment 5. We continue to consider your response and may have additional comments.

    Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He